UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LAS VEGAS RAILWAY EXPRESS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

517815205
(CUSIP Number)

Gilbert Lamphere * 6650 Via Austi Pkwy. Suite 170, Las Vegas, NV 89119 * (702) 583-6715

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications

January 9, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Explanatory Note This 13G/A amends and restates the 13G/A filed by Mr Lamphere on January 28, 2014.
CUSIP No. 517815205

1	NAME OF REPORTING PERSONS Gilbert Lamphere S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5

SOLE VOTING POWER
1,298,599 (includes 725,000 shares owned directly, 350,000 shares owned by American Pension Services Inc. Administrator for Gilbert H. Lamphere IRA, and 223,599 shares issuable upon exercise of warrants)

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7

SOLE DISPOSITIVE POWER
1,298,599 (includes 725,000 shares owned directly, 350,000 shares owned by American Pension Services Inc. Administrator for Gilbert H. Lamphere IRA, and 223,599 shares issuable upon exercise of warrants)

PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,298,599 (includes 725,000 shares owned directly, 350,000 shares owned by American Pension Services Inc. Administrator for Gilbert H. Lamphere IRA, and 223,599 shares issuable upon exercise of warrants)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%*
12	TYPE OF REPORTING PERSON IN

* Based on 8,945,364 shares of common stock issued and outstanding as of December 2, 2013.

Item 1(a).
Name of Issuer:

Las Vegas Railway Express, Inc.

Item 1(b).
Address of Issuer's Principal Executive Offices:

6650 Via Austi Parkway, Suite 140
Las Vegas, NV  89119

Item 2(a).
Name of Person Filing.

Gilbert Lamphere

Item 2(b).
Address of Principal Business Office or, if None, Residence.

6650 Via Austi Parkway, Suite 140
Las Vegas, NV  89119

Item 2(c).
Citizenship.

United States.

Item 2(d).
Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).
CUSIP Number.

517815205

Item 3. Type of Person.

Not applicable.

Item 4.
Ownership.

(a)
Amount beneficially owned:  1,298,599 (includes 725,000 shares owned directly, 350,000 shares owned by American Pension Services Inc. Administrator for Gilbert H. Lamphere IRA, and 223,599 shares issuable upon exercise of warrants)

(b)
Percent of class: 14.2%
(c)
Number of shares as to which such person has:
(1)
Sole power to vote or to direct the vote:  1,298,599 (includes 725,000 shares owned directly, 350,000 shares owned by American Pension Services Inc. Administrator for Gilbert H. Lamphere IRA, and 223,599 shares issuable upon exercise of warrants)

(ii)
Shared power to vote or to direct the vote: 0
(iii)
Sole Power to dispose or to direct the disposition of:  1,298,599 (includes 725,000 shares owned directly, 350,000 shares owned by American Pension Services Inc. Administrator for Gilbert H. Lamphere IRA, and 223,599 shares issuable upon exercise of warrants)

(iv)
Shared Power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2014

Signature: /s/ Gilbert Lamphere
                        Gilbert Lamphere